SE 04002070 COMMISSION 310
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46677

BD # 35451

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA Development, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HealthSouth Parkway
(No. and Street)

Birmingham, AL 35243
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Byrd (205) 970-5599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company, LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue New York NY 10022-5892
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FEB 26 2004

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Beall D. Gary, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President, SCA Development, Inc.
Title

Vanna D. Zimmerman
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditor's Supplementary Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The accompanying notes are an integral part
of these financial statements.

The accompanying notes are an integral part
of these financial statements.

SCA DEVELOPMENT, INC.
(A wholly-owned subsidiary
of HEALTHSOUTH Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

SCA DEVELOPMENT, INC.
(A wholly-owned subsidiary
of HEALTHSOUTH Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

CONTENTS

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTDNESS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMISSION 8

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 9

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
SCA Development, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of SCA Development, Inc. (a wholly-owned subsidiary of HEALTHSOUTH Corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCA Development, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 11, 2004
New York, New York

SCA DEVELOPMENT, INC.
(A wholly-owned subsidiary
of HEALTHSOUTH Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash	$	835,352
Income taxes receivable from related party		21,458
Prepaid expenses		18,757
	$	875,567
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	30,037
Payable to related party		359,254
Total liabilities		389,291
Commitments and contingencies (Notes 2, 3 and 5)		
Stockholder's equity		
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		39,990
Retained earnings		446,276
Total stockholder's equity		486,276
	$	875,567

The accompanying notes are an integral part
of these financial statements.

SCA DEVELOPMENT, INC.
(A wholly-owned subsidiary
of HEALTHSOUTH Corporation)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

Revenues	$ 228,493
Expenses	
Salaries, wages and benefits	117,112
Insurance	90,900
Professional fees	33,631
Membership and filing fees	29,929
Other expenses	11,247
	282,819
Loss before income taxes	(54,326)
Income tax benefit from related party	(19,532)
Net loss	$ (34,794)

The accompanying notes are an integral part of these financial statements.

SCA DEVELOPMENT, INC.
(A wholly-owned subsidiary
of HEALTHSOUTH Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common stock	Additional paid-in capital	Retained earnings	Total Stockholder's Equity
Balance, January 1, 2003	$ 10	$ 39,990	$ 481,070	$ 521,070
Net loss, year ended December 31, 2003	-	-	(34,794)	(34,794)
Balance, December 31, 2003	$ 10	$ 39,990	$ 446,276	$ 486,276

The accompanying notes are an integral part
of these financial statements.

SCA DEVELOPMENT, INC.
(A wholly-owned subsidiary
of HEALTHSOUTH Corporation)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

INCREASE (DECREASE) IN CASH		
Cash flows from operating activities		
Net loss	$	(34,794)
Changes in operating assets and liabilities		
Income taxes receivable from related party		(60,160)
Prepaid expenses		9,222
Accounts payable and accrued expenses		(12,881)
Payable to related party		101,346
Net cash provided by operating activities		2,733
Cash, beginning of year		832,619
Cash, end of year	$	835,352

The accompanying notes are an integral part
of these financial statements.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

1 Summary of significant accounting policies

The Company

SCA Development, Inc. (the "Company") was incorporated under the laws of Tennessee in June 1993 to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). The Company is a wholly-owned subsidiary of HEALTHSOUTH Corporation ("HRC") and is included in the consolidated financial statements of HRC. The Company is located at HRC's corporate headquarters in Birmingham, Alabama.

Cash

For purposes of the statement of cash flows, the Company considers all certificates of deposits and highly liquid marketable securities with a maturity of three months or less when purchased to be cash equivalents.

The Company's cash is held at one financial institution and at times may exceed insured limits.

Revenue recognition

Revenues from the sale of limited partnership units sold by the Company are recognized when the sales proceeds are received, generally at the transaction closing date.

Salaries, wages and benefits

The Company does not have any full-time employees. Salaries, wages and benefits are based on the actual number of hours spent working on Company business by HRC employees.

Income taxes

The Company files consolidated federal and state income tax returns with its parent company, HRC. Any federal income tax liability or benefit is apportioned to the Company based upon its taxable income or loss. Any tax benefit resulting from net operating losses is used by HRC to reduce the corporate tax liability.

Use of estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2 Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net

2 Net capital requirements (continued)

capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2003, the Company had net capital of $446,061, which was $420,108 in excess of its required minimum net capital of $25,953. The Company's ratio of aggregate indebtedness to net capital was .83:1.

3 Transactions with related parties

Due to the nature of the Company's business, all of its transactions are with related parties. These related parties consist of the various HRC surgery centers which buy and sell limited partnership interests during the year. All revenues are derived from transactions with related parties. HRC pays all of the Company's expenses and is reimbursed for the expenses by the Company.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

4 Income taxes

The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized. The Company accounts for income taxes under the liability method required by Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

The Company has recorded taxes receivable from a related party in the amount of $21,458 relating to the current year's taxable loss. The tax benefit relating to the Company's taxable loss will be realized by HRC in the 2003 consolidated tax return.

5 Contingencies

HRC is currently confronting a number of issues, including but not limited to: governmental investigations by the SEC, the Department of Justice, the U.S. Attorney's Office, the United States House of Representative Energy and Commerce Committee and other regulatory authorities in HRC's financial reporting practices and participation in federal healthcare programs; investigation by Centers for Medicare and Medicaid Services related to HRC's participation in federal healthcare programs and its previously filed cost reports; defaults under HRC's credit facility, other debt instruments and indentures; possible changes in the regulation of healthcare industry at either or both the federal and state levels; significant changes in HRC's management team; and various outstanding securities, derivative, regulatory and qui tam litigation.

As a result of HRC's current issues, the Company's normal operations were suspended on March 19, 2003. As of December 31, 2003 the Company has not resumed normal operating activities, however, management intends to resume normal operations during the second quarter of 2004.

SCA DEVELOPMENT, INC.
(A wholly-owned subsidiary
of HEALTHSOUTH Corporation)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTDNESS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMISSION

DECEMBER 31, 2003

NET CAPITAL		
Total stockholder's equity	$	486,276
Less nonallowable assets		
Income taxes receivable from related party		21,458
Prepaid expenses		18,757
		40,215
Net capital	$	446,061
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	25,953
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	25,953
Excess net capital	$	420,108
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	407,132
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from statement of financial condition	$	389,291
Ratio of aggregate indebtedness to net capital		.83:1
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION		
Net capital as reported in the Company's Part IIA of the FOCUS report (unaudited)	$	687,282
Prior year audit adjustements not recorded in the Company's general ledger		(276,999)
Current year audit adjustments, principally adjustments to accrued expenses		35,778
Net capital as adjusted	$	446,061

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
SCA Development, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of SCA Development, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities, for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the info and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2004
New York, New York